UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 28 March 2013 (NZ) / 27 March 2013 (U.S.)

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

This report on Form 6-K contains the following:

1. Media Release

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 28 March 2013 (NZ) /	By:	/s/ Laura Byrne
27 March 2013 (U.S.)
	Name:	Laura Byrne
	Title:	Company Secretary

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

STOCK EXCHANGE ANNOUNCEMENT 28 March 2013

Telecom acts decisively on costs

At Telecom’s half year profit announcement on 22 February 2013, the company advised that it would book material one-off costs in H2 FY13 associated with implementing its new strategy.

As part of its drive for simplification and a competitive cost base, the company has moved swiftly on structural and portfolio changes. In the last five weeks, decisions have been taken to:

·	reset the scope of Gen-i Australia to its original rationale;

·	reduce significantly corporate centre functions in management, HR, Finance, Legal and Corporate Relations; and

·	tighten the management and operational staff levels in all business units.

Telecom expects to incur one-off restructuring costs of $70 million to $80 million in FY13, associated with decisions taken to date including impacts of resetting the scope of Gen-i Australia and downsizing costs in New Zealand. The flow on impact of these changes onto revenues and non-labour operating costs is uncertain. Telecom believes that payroll costs (Opex and Capex) will reduce by $90 million to $110 million on an annualised basis.

Telecom expects to incur further redundancy and other one-off costs associated with cessation of business activities as it works through the remainder of its strategic change process. Telecom will provide a second update once decisions are taken.

As a result of this overall process, Telecom expects to reduce its number of full time equivalent employees from 7,530 at 31 December 2012 to approximately 6,300 to 6,600 by the middle of this year. Staff levels are being reduced by constraints on recruitment activity, voluntary and involuntary redundancies and the transfer of roles to other employers associated with portfolio rationalisation decisions.

Telecom’s adjusted EBITDA guidance for FY13 remains $1,040 million to $1,060 million. This guidance excludes the one-off restructuring costs described above associated with implementing the new strategy.

Chief executive Simon Moutter commented: “This is an important step to build a leaner, more agile organisation with a competitive cost structure, setting us up to win in the market.”

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For media queries, please contact: Andrew Pirie General Manager Corporate Relations +64 (0) 27 555 0275

For investor relations queries, please contact: Mark Laing General Manager Capital Markets & Investor Relations +64 (0) 27 227 5890 Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand